EXHIBIT 99.1

Sono Motors Enters Series-Validation Phase

  Components, Vehicle Parameters and the Final Sion Design Have Been Defined
  On Track With the Ongoing Construction of 37 Sion Series-Validation Vehicles and Bodies in White
  Vehicles Serve to Further Test, Validate and Certify the Sion, as Well as Optimize Sono Solar Technology
  The Completion of This Test Fleet in Summer 2022 Sets Sono Motors on Course for Planned Series Production Next Year

MUNICH, Germany, March 14, 2022 (GLOBE NEWSWIRE) -- Sono Motors, the company that aims to revolutionize the future of solar-powered transport, is currently building a fleet of series-validation vehicles, ushering in the Sion's testing program. These cars consist of series components and correspond to the planned final design, which was established at the beginning of the year (2022) alongside completion of the 2nd generation prototype program and the accompanying definition of components as well as vehicle parameters.

In the coming months Sono Motors will be undertaking testing, validation and certification of the Sion, until the first affordable solar electric vehicle (SEV) for the masses rolls off the production line, expected next year. The test cars will undergo uncompromising practical tests under extreme conditions in Europe and the U.S. This includes testing in different climates, optimizing our solar technology and safeguarding, as well as refining driving dynamics on test tracks and on public roads in addition to crash tests.

“The start of the series testing phase is yet another step on our way to climate-friendly mobility of the future. Getting from the first concept in a garage to this point was only possible with hundreds of engineers working tirelessly every day on both the Sion and our Sono Solar technology. The fleet of validation vehicles now follows our successful 2nd generation prototype program and paves the way for planned series production next year,” says Jona Christians, CEO and co-founder of Sono Motors. The fleet of 37 vehicles (generation 3) consists of 16 complete cars and 21 test structures.
The public debut for the Sion’s final design is planned for the summer of 2022. Then some of the series-validation vehicles will most likely additionally go on a Europe-wide test drive tour.

Sono Motors will be supported by thyssenkrupp Automotive Body Solutions and Betrandt in series-validation vehicle production. Markus Volmer, CTO of Sono Motors says, "Both partners have not only extensive expertise in automotive engineering but also the necessary infrastructure and capacity to produce our test cars quickly and with high quality. Thus, we are on track for the Sion testing." As an expert in integrated body construction solutions, thyssenkrupp Automotive Body Solutions is responsible for the production of the aluminum space frame. Bertrandt impresses with decades of experience in the field of integrated vehicle development and is responsible for the assembly of the Sion test fleet in Munich.

At an estimated sales price point of just 28,500 euros gross, the Sion will be the first affordable SEV. The outer shell of this family-friendly car will consist of 458 seamlessly integrated solar half-cells and will enable self-sufficiency on short journeys. The energy generated by the solar cells will extend the range of the Sion's 54-kWh LFP battery by an average of 112 km (up to 245 km) per week. Commuters in metropolitan areas thus ideally have to charge their Sion four times less than conventional electric cars of the same vehicle class with a similar battery size. Bidirectional charging technology complements the car’s solar integration and is designed to turn the Sion into a sustainable power plant on wheels that will be able to power electronic devices, the home or other electric cars with an output of up to 11 kW.

ABOUT SONO MOTORS

Sono Motors is on a pioneering mission to accelerate the revolution of mobility by making every vehicle solar. Its disruptive solar technology has been developed to enable seamless integration into all types of vehicles to reduce the impact of CO2 emissions and pave the way for climate-friendly mobility.

Sono Motors is developing the world’s first solar electric vehicle (SEV) for the masses, the Sion. Empowered by a strong community, Sono Motors has amassed more than 16,800 reservations with advance payments for the Sion. These vehicles will be produced through contract manufacturing.

Sono Motors' proprietary solar technology has been engineered to enable integration and licensing for a wide range of vehicle architectures that go far beyond the Sion, such as buses, trailers, trucks, camper vans, trains, and boats.

PRESS CONTACT

Christian Scheckenbach | Mobile: +49(0)17618050132
E-Mail: press@sonomotors.com   | Website: www.sonomotors.com/press

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. The words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, the rollout of our business and the timing of expected business milestones including our ability to complete the engineering of our vehicles and start of production on time and budget and risks related to future results of operation, (iii) risks related to our unproven ability to develop and produce vehicles and with expected or advertised specifications including range, and risks relating to required funding, (iv) risks related to our ability to monetize our solar technology, (v) risks relating to the uncertainty of the projected financial information with respect to our business including the conversion of reservations into binding orders, (vi) effects of competition and the pace and depth of electric vehicle adoption generally and our vehicles in particular on our future business and (vii) changes in regulatory requirements, governmental incentives and fuel and energy prices. For additional information concerning some of the risks, uncertainties and assumptions that could affect our forward-looking statements, please refer to factors discussed under the caption “Risk Factors” in our final prospectus under Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on November 18, 2021 in connection with our initial public offering as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov and on our website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as the actions of regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.

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